NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 9, 2013, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on October 15, 2013. Principal in the amount of $25 per Floating Rate Structured Repackaged Asset-Backed Trust Securities (STRATS) Certificates, Series 2004-8 (STRATS) Trust for Goldman Sachs Group Securities, Series 20. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 15, 2013.